



## Alex Livingston · 3rd
President at Joule Case
Boise, Idaho, United States · Contact info
500+ connections

Joule Case

**B** Boise State University

---

## Experience

**President**
Joule Case
Mar 2015 – Present · 6 yrs 8 mos

Joule Case - Advanced portable power. At Joule Case we make the ultimate portable power solution, with the first of its kind stackable battery system that allows the customer to create the perfect solution to their power problem.

> Joule Case Beta units getting some finishin...

**Business Strategy Consultant**
Sharp Labs of America
Jan 2014 – Feb 2015 · 1 yr 2 mos
Camas, WA

Sharp Laboratories of America supports the key business functions of Sharp Electronics both here in the United States and internationally, by providing deep research and insights into the market paired with advanced innovative technology, for one of the world's leading manufacturers of consumer electronics and systems.                    ...see more

**Director of Business and Product Development**
O2Amp
Jun 2012 – Jul 2013 · 1 yr 2 mos
Boise, Idaho Area

Break through Color Enhancement technology, the first designed for the human eye. Initial research from Caltech, developed and commercialized by 2AI Labs, brings the latest advancement in eyewear since polarization.
...see more

**Director of Business Development**
2AI Labs
Jan 2012 – Jun 2013 · 1 yr 6 mos
Boise, Idaho Area

**President**
R2EV
Oct 2007 – May 2012 · 4 yrs 8 mos

R2EV manufactures advanced portable energy solutions for backup power systems and electric vehicles.

Show 2 more experiences ⌄

---

## Education

**B** **Boise State University**
Entrepreneurship
2005 – 2008

**University of Idaho**
Mechanical Engineering
2003 – 2005